GTCR Investment XII LLC is managed by a six-member board of directors comprised of: Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, David A. Donnini, Constantine S. Mihas and Collin E. Roche.

The executive officers of GTCR Investment XII LLC are Jeffrey S. Wright, Anna May L. Trala and Mark A. Springer, each of whom serves as an Appointed Officer.

The principal occupation of each of the individuals listed on this Schedule A is serving as a principal or managing director of GTCR LLC. The business address of each such individual is GTCR Investment XII, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.